SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES UK COMPETITION COMMISSION REFERENCE
CONFIDENT THAT CC WILL AGREE WITH EU COMMISSION, LEAVING RYANAIR'S SIX YEAR OLD MINORITY STAKE UNCHANGED

Ryanair, Europe's only ultra-low cost airline, today (15th June) welcomed the decision by the OFT to refer Ryanair's six year old minority (29%) stake in Aer Lingus to the UK Competition Commission for review. Ryanair is confident that the CC will agree with the EU Commission which found in 2007 - over five years ago - that since Ryanair has neither "de facto or de jure control" in Aer Lingus, it should not be forced to sell down its 29% stake.

Ryanair regrets this waste of public time and resources, and the UK OFT's continued wild goose chase into a six year old failed merger, when neither the Irish Competition authorities, nor the EU Commission, had any objection to Ryanair's 29% minority stake, which has conferred no influence or control upon Ryanair, since Aer Lingus has ignored Ryanair's advice and in a number of specific cases, denied Ryanair shareholder rights.

Ryanair's Michael O'Leary said:

     "We welcome the Competition Commission review of this six year old minority stake. We are confident that the CC will find that since Ryanair has no control and no influence over Aer Lingus, the status quo will remain unchanged.

     "We continue to be critical of the remarkable contradiction between the OFT's recent acceptance of BA's takeover of British Midland (which the OFT declared that the EU Commission was "best placed" to rule on) or the OFT's earlier non-intervention in the Air France acquisition of a 25% stake in Alitalia, with its inexplicable attempt five years after the fact to investigate a failed merger between two Irish airlines, which has no material effect on UK aviation or UK consumers. We do not believe that this is a sensible or useful expenditure of UK taxpayers' monies or resources, when this six year old 29% shareholding has no material effect on UK air travel, UK aviation or UK consumers."

For further information
please contact:                                                     Robin Kiely                                                        Joe Carmody
                                                                               Ryanair Ltd                                                         Edelman
                                                                              Tel: +353-1-8121212                                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 June, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary